January 9, 2015

Re:	Anacor Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 17, 2014 File No. 001-34973

Jim B. Rosenberg, Senior Assistant Chief Accountant
Sasha Parikh, Senior Staff Accountant
Keira Nakada, Senior Staff Accountant
Bryan Pitko, Special Counsel
Johnny Gharib, Staff Attorney

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Anacor Pharmaceuticals, Inc. (the “Company”) has received the Staff’s comments contained in a letter to the Company dated December 9, 2014. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are set forth in italics before the Company’s response.

Business
Intellectual Property, page 12

Staff Comment:

1.
Please expand your disclosure regarding the material patents that relate to your product and product candidates to indicate when the most material patents with respect to each separate product or product candidate are expected to expire. Likewise, for the outstanding patent applications that relate to your product and product candidates, please provide the expected expiration dates of your U.S. and foreign patents if the applications are granted and identify the product or products to which they relate.

Response:

The Company will include disclosure in its future Annual Reports on Form 10-K regarding the expected expiration dates of material patents and patent applications, if granted, relating to its approved products and material product candidates.

Accordingly, the Company proposes to include tabular disclosure under “Item 1. Business—Intellectual Property” in its future Annual Reports on Form 10-K regarding its material patents and patent applications relating to its approved products and material product candidates in jurisdictions in which the Company has received or is seeking marketing approval for such products and product candidates.  Set forth below is an example of such tabular disclosure in respect of KERYDIN, the Company’s first product approved by the U.S. Food and Drug Administration in July 2014:

The following table summarizes our U.S. patents covering KERYDIN.

Jim B. Rosenberg	2	January 9, 2015

	Patent No.	Type of Patent (1)	U.S. Patent Expiry
KERYDIN	7,582,621	Method of use	May 2027
	7,767,657	Pharmaceutical formulation	May 2027
	8,115,026	Method of making	July 2026
———————
(1)
You should read the Risk Factors included elsewhere in this Annual Report on Form 10-K for important information about risks posed by the loss of patent protection, in particular the risks described under “Risk Factors—Risks Relating to Our Intellectual Property”.

In addition, while we have not yet sought marketing approval for KERYDIN outside of the United States, we hold a number of non-U.S. patents and patent applications covering KERYDIN.

Notes to Financial Statements
Note 9. Redeemable Common Stock and Stockholders’ Equity
Potentially Redeemable Common Stock, page 118

Staff Comment:

2.
Please provide us proposed disclosure to be included in future periodic reports indicating on the face of your balance sheet the potential redemption value at each balance sheet date. Refer to Rule 5-02.27(b) of Regulation S-X.

Response:

The Company proposes to indicate on the face of its balance sheet in its future Annual Reports on Form 10-K the potential redemption value at each balance sheet date of the Company’s potentially redeemable common stock substantially as follows (marked to show changes from what the Company disclosed in its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013):

	December 31,
	2013	2012
Redeemable common stock: redemption amount of $13,576,044 and $0 as of December 31, 2013 and 2012, respectively	4,952	–

Jim B. Rosenberg	3	January 9, 2015

*    *    *

If you have any questions or comments about the Company’s responses, please do not hesitate to contact me at (212) 450-4111.

In connection with this response, attached is a written statement from the Company containing the acknowledgments requested by the Staff.

Very truly yours,

/s/ Michael Kaplan

Michael Kaplan

cc:	Geoffrey M. Parker Ryan T. Sullivan John C. Duncanson

VIA EDGAR

January 9, 2015

Re:	Anacor Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 17, 2014 File No. 001-34973

Jim B. Rosenberg, Senior Assistant Chief Accountant
Sasha Parikh, Senior Staff Accountant
Keira Nakada, Senior Staff Accountant
Bryan Pitko, Special Counsel
Johnny Gharib, Staff Attorney

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Anacor Pharmaceuticals, Inc. (the “Company”) has received the Staff’s comments contained in a letter to the Company dated December 9, 2014, regarding the above listed filing (the “filing”).  Together with this letter our counsel has submitted a letter to the Staff setting forth the Company’s responses to the Staff’s comments.  In connection with our responses to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ryan T. Sullivan

Ryan T. Sullivan
Senior Vice President and General Counsel

1020 East Meadow Circle, Palo Alto, California 94303
Phone:  (650) 543-7604        Email: rsullivan@anacor.com